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SIMPSON THACHER & BARTLETT LLP 425 Lexington Avenue New York, N.Y. 10017-3954 (212) 455-2000 Facsimile (212) 455-2502
Direct Dial Number		E-Mail Address
212-455-2948		jkaufman@stblaw.com

June 13, 2005

    Re:
    KKR Financial Corp.
    Registration Statement No. 333-124103

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

        On behalf of KKR Financial Corp., a corporation organized under the laws of Maryland (the "Company"), we hereby submit for filing by direct electronic transmission under the Securities Act of 1933, as amended, a correspondence sent on June 6, 2005 to Ms. Rochelle Plesset of the Securities and Exchange Commission's (the "Commission") Division of Investment, relating to the Company's exemption from the Investment Company Act of 1940. This correspondence is being submitted as supplemental information pursuant to the request of Mr. Geoffrey Ossias of the Commission's Division of Corporate Finance.

        Should you have any questions regarding this filing, please do not hesitate to contact me (phone: 212-455-2948; fax: 212-455-2502) or Andrew Sossen (phone: 212-455-7279; fax: 212-455-2502).

Best regards,
/s/ JOSEPH H. KAUFMAN, ESQ. Joseph H. Kaufman, Esq.

Attachmentp
cc: Barbara McKee

HUNTON & WILLIAMS LLP RIVERFRONT PLAZA, EAST TOWER 951 EAST BYRD STREET RICHMOND, VIRGINIA 23219-4074 TEL 804 • 788 • 8200 FAX 804 • 788 • 8218 FILE NO: 64268.000006

June 6, 2005

Rochelle Plesset, Esq.
Division of Investment Management
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington, DC 20549

    Re:
    KKR Financial Corp. ("the Company")
    Registration No. 333-124103 and 333-124135

Dear Ms. Plesset:

        During our telephone conversation last week, you asked me to explain in detail why the Company is exempt from the Investment Company Act of 1940 (the "1940 Act") under Section 3(c)(5)(C).

        Section 3(c)(5)(C) requires a company to be primarily engaged in "purchasing or otherwise acquiring mortgages and other liens on and interests in real estate" to qualify for exemption from the 1940 Act. The term "primarily engaged" is not defined within the statutory provisions of the 1940 Act, nor is there a regulation that defines the phrase. Instead, the term has been defined by the Securities and Exchange Commission (the "SEC") staff (the "Staff") in a series of no-action letters. In early no-action letters, the Staff took the position that for purposes of Section 3(c)(5)(C), the general test of primary engagement is the business in which 65% of a company's assets are invested and from which 65% of its net income is derived.(1) Over time, however, the Staff has focused solely on the value of the company's assets rather than its net income, and it has refined the asset test. In a series of no-action letters, the Staff has taken the position that in order to satisfy the "primarily engaged" requirement of Section 3(c)(5)(C), a company:

(1)
E.g., S.S. Programs, Ltd., SEC No-Action Letter (October 17, 1974); Merrill Lynch, Pierce, Fenner & Smith Incorporated (November 4, 1981).

  must invest at least fifty-five percent of its assets in mortgages and other liens on and interests in real estate ("qualifying interests"). An additional twenty-five percent of the [company]'s assets must be in real estate related assets, although this percentage may be reduced to the extent that more than fifty-five percent of the [company]'s assets are to be invested in qualifying interests.(2)

(2)
Div. of Inv. Mgmt., Sec. & Exch. Comm(1)n, Protecting Investors: A Half Century of Investment Company Regulation 72 (footnote omitted) (1992)(Protecting Investors Study(2)). See, e.g., Salomon Bros., Inc., SEC No-Action Letter (June 17, 1985); Greenwich Capital Acceptance, Inc., SEC No-Action Letter (Aug. 8, 1991); NAB Asset Corp., SEC No-Action Letter (June 20, 1991); Citytrust, SEC No-Action Letter (Dec. 19, 1990); CDW Mortgage Sec., Inc., SEC No-Action Letter (Sept. 4, 1987).

        As a practical matter, many companies hold their interests in real estate through wholly-owned or majority-owned subsidiaries, through partnerships, limited liability companies or trusts. For example, companies may form special purpose, bankruptcy remote, subsidiaries to hold mortgage loans, so that mortgage-backed debt (generally called "collateralized mortgage obligations" or "CMO debt") can be rated without reference to the credit ratings of the operating company. The Staff has analyzed this issue and has indicated that it would not recommend action if 55% of a company's assets, including those held by a wholly-owned subsidiary or majority-owned subsidiary of the company, or a general partnership in which the company or its wholly-owned subsidiary owns an interest, were qualifying assets and at least 25% of its remaining assets are real estate related assets.(3) Based on these precedents, the Company measures the value of its assets on a consolidated basis, following generally accepted accounting principles ("GAAP"). It is the Company's understanding and belief that many other real estate investment trusts also measure the value of their assets on a consolidated basis, following GAAP, for purposes of determining compliance with the tests required for the exemption under Section 3(c)(5)(C).

(3)
NAB Asset Corp., SEC No-Action Letter (June 20, 1991).

        The Staff has issued numerous no-action letters describing the types of assets that constitute qualifying assets for the 55% test prong of the "primarily engaged" definition.(4) Among the assets that clearly constitute qualifying interests according to the Staff are fee simple interests in real estate,(5) leasehold interests in real estate (that is, ground leases),(6) and mortgages or deeds of trust that are "fully secured" by fee simple or leasehold interests in real estate.(7) Also qualifying are condominium and cooperative housing loans,(8) installment land contracts,(9) and loans backed by interests in oil and gas properties.(10)

(4)
See, generally, Exclusion from the Definition of Investment Company for Certain Structured Financings, 1940 Act Release No. 18736 [1991-1992 Transfer Binder] Fed. Sec. L. Rep. (CCH) ' 84,950, at 82728 (May 29, 1992) (proposing Rule 3a-7).

(5)
See, e.g., Statement of the Commission as to the Application of the Federal Securities Laws to Real Estate Investment Trusts, 1940 Act Release No. 3140, 5 Fed. Sec. L. Rep. (CCH) ' 47,356 at 36,329 (Nov. 29, 1992); United States Prop. Invs., SEC No-Action Letter (May 1, 1989): United Bankers, Inc., SEC No-Action Letter (Mar. 23, 1988); Burger King Investors Master L.P., SEC No-Action Letter (Mar. 5, 1986); Great Am. Mgmt. and Inv., Inc., SEC No-Action Letter (Sept. 27, 1982).

(6)
See, e.g., Burger King Investors Master L.P., SEC No-Action Letter (Mar. 5, 1986). See also City Nat(1)l Bank, SEC No-Action Letter (Mar. 9, 1984) (permitting reliance on Section 3(c)(5)(C) with respect to interests in individual municipal leases).

(7)
See, e.g., Statement of the Commission as to the Application of the Federal Securities Laws to Real Estate Investment Trusts, 5 Fed. Sec. L. Rep. (CCH) at 36, 329 (mortgages or liens secured by real estate); NAB Asset Corp., SEC No-Action Letter (June 20, 1991) (real estate loans secured by a mortgage or deed of trust on real estate when 100 percent of the principal amount of each loan was secured by real estate at the time of origination and 100 percent of the fair market value of the loan was secured by real estate at the time of the acquisition of the loan); Cal. Dentists(1) Guild Real Estate Mortgage Fund II, SEC No-Action Letter (Jan. 4, 1990) (mortgage loans secured by mortgages or deeds of trust on real property); United States Prop. Invs., NV, SEC No-Action Letter (May 1, 1989) (mortgage loans secured by real estate and interests in joint ventures formed to acquire fee interests in real estate, interests in joint ventures formed to make mortgage loans secured by real estate or some combination of the foregoing); Am. Housing Trust I, SEC No-Action Letter (May 21, 1988) (residential mortgage loans and installment land contracts); United Bankers, Inc., SEC No-Action Letter (Mar. 23, 1988) (loans secured primarily by first mortgages and deeds of trust); Breen Mortgage Fund I, SEC No-Action Letter (Jan. 20, 1988) (loans secured by deeds of trust on real property); Gustavus Adolphus Coll. Pooled Life Income Fund, SEC No-Action Letter (Oct. 19, 1987) (real estate and notes secured exclusively by real estate); Am.Dev.Fin.Inc., SEC No-Action Letter (July 23, 1987) (loans to borrowers for economic development projects, backed by a mortgage on the project being financed); Dayton Area Bldg. and Constr. Indus. Found., SEC No-Action Letter (May 7, 1987) (construction period mortgage loans); Embarcadero Mortgage Fund I, SEC No-Action Letter (Nov. 5, 1986) (conventional mortgages); DSM Co., SEC No-Action Letter (Nov. 5, 1986) (whole mortgage loans); Redwood Mortgage Investors, SEC No-Action Letter (Aug. 25, 1986) (deeds on trust on real property); The State St. Mortgage Co., SEC No-Action Letter (July 17, 1986) (mortgage loans); Barons Mortgage Co., SEC No-Action Letter (May 27, 1986) (loans secured exclusively by mortgages or deeds of trust on real property); First Nat'l Bank of Fremont, SEC No-Action Letter (Nov. 18, 1985) (first mortgages on or deeds of trust conveying specific parcels of real estate and improvements thereon); Health Facility Credit Corp., SEC No-Action Letter (Feb. 6, 1985) (deeds of trust); Baton Rouge Bldg. and Constr. Indus. Found., SEC No-Action Letter (Aug. 31, 1984) (construction period mortgage loans); Medidentic Mortgage Investors, SEC No-Action Letter (May 23, 1984) (loans secured by real estate); Northwestern Ohio Bldg. & Constr. Trades Founds., SEC No-Action Letter (May 21, 1984) (construction period mortgage loans); M.L. Stern & Co., SEC No-Action Letter (May 21, 1984) (real estate liens); Van Kampen Merritt Inc., SEC No-Action Letter (Oct. 11, 1983) (mortgages); Independence Mortgage, Inc., SEC No-Action Letter (Oct. 3, 1983) (small business lending company guaranteed by the United States Small Business Administration and secured by real estate lien); GEM Sav. Ass(1)n, SEC No-Action Letter (Aug. 12, 1983) (mortgages); Mr. Greg Todd (Keogh Plan), SEC No-Action Letter (May 3, 1982) (first or second deeds of trust covering real property); Prescott, Ball & Turben, SEC No-Action Letter (Feb. 19, 1982) (whole nonrecourse mortgages which secure tax-exempt permanent financing loans but not construction financing loans); Coast Fed. Sav. & Loan Ass(1)n, SEC No-Action Letter (Feb. 15, 1982) (second mortgages on residential real estate); Banco de Ponce, SEC No-Action Letter (Sept. 22, 1980) (mortgages insured by a Puerto Rican government agency).

(8)
See, e.g., Greenwich Capital Acceptance, Inc., SEC No-Action Letter (Aug. 8, 1991); D.B.G. Prop. Investors, Inc., SEC No-Action Letter (Dec. 29, 1986); P&B Realty Dev. Corp., SEC No-Action Letter (Dec. 4, 1985). See also Props. in Paradise, Inc., SEC No-Action Letter (Aug. 27, 1972) (permitting limited partnerships that purchase condominium units to sell one-month interests in each condominium without registering as investment companies either because, in the opinion of counsel, they were not investment companies within the meaning of Section 3(a) of the 1940 Act or, if so, they were excepted from the definition of investment company by Section 3(c)(5)(C)).

(9)
See, e.g., Am. Housing Trust I, SEC No-Action Letter (May 21, 1988). The typical installment land contract provides that the purchaser, with little or no down payment, will have the right to occupy the real estate financed under the contract as long as the purchaser maintains the property in good condition and makes the required installment, tax, and other payments on the property. The seller retains legal title to the property until full payment is made by the purchaser. Upon a default by the purchaser, the entire indebtedness may be accelerated, and the purchaser forfeits all rights in the property. Id.

(10)
See, e.g., Prudential-Bache Sec., Inc., SEC No-Action Letter (Aug. 19, 1985); Apache Petroleum Mortgage Co., SEC No-Action Letter (Apr. 30, 1982).

        In addition, the Staff has taken the position that securities representing an interest in a mortgage loan, or a pool of mortgage loans, may be qualifying interests in certain circumstances.

        The Staff has permitted companies to count "Whole-Pool Agency Certificates" (as defined below) as qualifying interests for the 55% test. For example, when a company owns a certificate issued by the Government National Mortgage Association ("Ginnie Mae") that represents the entire beneficial interest in the mortgage loans backing that Ginnie Mae certificate, the Staff indicated that it would consider these Ginnie Mae certificates, "although they are clearly securities within the meaning of Section 2(a)(36) of the [1940] Act, to be included within the phrase "mortgages and other liens on and interests in real estate' in Section 3(c)(5)(C) of the 1940 Act."(11) Thus, real estate investment trusts and other companies who invest 55% or more of their assets in Ginnie Mae certificates representing the entire beneficial interest in the underlying mortgage loans have been able to avail themselves of the exemption afforded by Section 3(c)(5)(C).(12) The Staff similarly has agreed that certificates issued by the Federal National Mortgage Association ("Fannie Mae") or Federal Home Loan Mortgage Corporation ("Freddie Mac") that represent the entire beneficial interest in a pool of mortgage loans constitute qualifying interests for the 55% test.(13) Thus, certificates issued or guaranteed by Ginnie Mae, Fannie Mae or Freddie Mac (collectively, "Agency Certificates" or "Agency MBS") that represent the entire beneficial interest in the underlying pool of mortgage loans ("Whole Pool Agency Certificates") constitute qualifying interests for the 55% test.

(11)
American Home Finance Corp., SEC No-Action Letter (May 11, 1981).

(12)
Investors GNMA Trust, Inc., SEC No-Action Letter (July 22, 1983) (Staff declined to recommend enforcement against a real estate investment trust that intended to invest 65% of its assets in Ginnie Mae certificates representing whole pools of mortgage loans and the remainder in partial pool Ginnie Mae certificates).

(13)
See, e.g., Rule 3a-7 Proposing Release, 1940 Act Release No. 18736, [1991-1992 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 84,950, at 82,728 (May 29, 1992); Protecting Investors Study, supra n.2, at 72; Centex Credit Corp., SEC No-Action Letter (Dec. 15, 1988) (Ginnie Mae, Fannie Mae, and Freddie Mac certificates); HOME Investors Trust, SEC No-Action Letter (Sept. 29, 1988) (same); CDW Mortgage Sec., Inc., SEC No-Action Letter (Sept. 4, 1987) (same); DSM Co., SEC No-Action Letter (Nov. 5, 1986) (same); Bear, Stearns & Co., Inc., SEC No-Action Letter (Oct. 3, 1986) (Fannie Mae certificates); Sec. Mortgage Acceptance Corp., SEC No-Action Letter (Mar. 24, 1986) (Ginnie Mae, Fannie Mae, and Freddie Mac certificates); Ray Ellison Mortgage Acceptance Corp., SEC No-Action Letter (Jan. 17, 1985) (Ginnie Mae certificates); Landmark Funding Corp., SEC No-Action Letter (Sept. 20, 1984) (Ginnie Mae, Fannie Mae, and Freddie Mac certificates); MSA Realty Corp., SEC No-Action Letter (Mar. 19, 1984) (Ginnie Mae and similar agency certificates); Dean Witter Reynolds Inc., SEC No-Action Letter (Dec. 1, 1983) (Ginnie Mae certificates); Salomon Bros. Mortgage, SEC No-Action Letter (Nov. 8, 1983) (Ginnie Mae certificates); Equibank, SEC No-Action Letter (Aug. 29, 1983) (Ginnie Mae, Fannie Mae, and Freddie Mac certificates); Investors GNMA Trust, Inc., SEC No-Action Letter (July 22, 1983) (Ginnie Mae certificates); U.S. Home Mortgage Credit Corp., SEC No-Action Letter (June 22, 1983) (same); Am. Home Fin. Corp., SEC No-Action Letter (May 11, 1981) (same). See also Centex Acceptance Corp., SEC No-Action Letter (July 22, 1987) (permitting substitution of Ginnie Mae certificates for other Ginnie Mae certificates by an issuer relying on Section 3(c)(5)(C)); Ray Ellison Mortgage Acceptance Corp., SEC No-Action Letter (May 5, 1986) (same); Sec. Mortgage Acceptance Corp. 1, SEC No-Action Letter (Jan. 6, 1986) (same); The Fed. Home Loan Mortgage Corp., SEC No-Action Letter (June 14, 1985) (taking the position that certificates issued by Freddie Mac representing participations in whole mortgages are qualifying interests when Freddie Mac had unrestricted control over the enforcement of the whole mortgage); GEM Sav. Ass(1)n(4)Proposed, SEC No-Action Letter (Sept. 28, 1983) (financing subsidiary holding Ginnie Mae certificates was not an issuer under Section 3(c)(5)(C)).

        The Section 3(c)(5)(C) exception is not available to an issuer holding agency whole pool certificates that issues redeemable securities (such as is done by so-called Ginnie Mae funds). See, e.g., Protecting Investors Study, supra n.2, at 69-70.

        The Staff has explained that Whole Pool Agency Certificates are qualifying interests because "the holder of these certificates generally has the same economic experience as the investor who purchases the underlying mortgages directly, including the receipt of both principal and interest payments and the risk of prepayment on the underlying mortgage loans, notwithstanding the guarantees provided by the agencies."(14) In this line of no-action letters, the Staff did not focus on whether the company seeking the no-action confirmation would have any right to foreclose on the underlying mortgage loans if the borrowers were to default. As a practical matter, that right is reserved by the guarantor of the Agency Certificates, because it is the agency that will suffer credit losses as a result of a foreclosure.

(14)
Protecting Investors Study, supra n. 2, at 72.

        By contrast, the Staff takes the position that Agency Certificates representing less than 100% of the beneficial interest in the underlying mortgage loans do not constitute qualifying investments for the 55% test.(15) The Division of Investment Management (the "Division") has explained that the rationale for treating partial pool Agency MBS differently from Whole Pool Agency MBS is that "an investor in partial pool certificates obtains greater diversification and is subject to a different prepayment risk than an investor who purchases the underlying mortgages directly. An investment in partial pool certificates is viewed as being more like an investment in the securities of the issuer, rather than an investment in the underlying mortgages."(16) The owner of an Agency Certificate, whether a Whole Pool Agency Certificate or one representing only a partial pool, is not exposed to credit risks with respect to the underlying loans, thus it does make sense to focus on whether the owner of an Agency Certificate has the same risk of prepayment as it would if it owned the underlying mortgage loans. Having said that, a typical partial pool Agency MBS is no more diversified than a Whole Pool Agency Certificate, nor does it necessarily have any different prepayment risks. A partial pool Agency Certificate typically is formed when the owner of a Whole Pool Agency Certificate sells an undivided portion of it to a purchaser. Payments made on the underlying mortgage loans, including prepayments, are allocated pro rata to the owners of the Agency Certificates backed by that pool of mortgage loans.

(15)
See, e.g., Rule 3a-7 Proposing Release, 1940 Act Release No. 18736, [1991-1992 Transfer Binder] Fed. Sec. L. Rep. (CCH) ' 84,950, at 82,728 (May 29, 1992); Protecting Investors Study, supra n. 2, at 73; Nottingham Realty Sec., Inc., SEC No-Action Letter (April 19, 1984); Huntoon, Paige & Co., Inc., SEC No-Action Letter (Nov. 28, 1974)(neither the company nor the Staff noted whether the Ginnie Mae Certificates were whole pool); Arlington Inv. Co., SEC No-Action Letter (Aug. 31, 1974).

(16)
Protecting Investors Study, supra n. 2, at 73.

        In the Protecting Investors Study, the Division expressed doubts about the basis for its position with respect to Agency Certificates and recommended that the SEC request public comment whether to discontinue treating Whole Pool Agency Certificates as qualifying interests for the 55% test.(17) The Division said "we believe that the whole pool interpretation may be unrealistic, since agency certificates clearly are in fact liquid securities and not interests in real estate. Moreover, whole pool holders in fact have a different economic experience than mortgage holders, largely because of the agency guarantees and the resulting increased liquidity of their interests."(18) In its release proposing Rule 3a-7, the Commission requested public comment on the issue and stated that upon adoption of Rule 3a-7, it would withdraw all of the no action letters concerning Whole Pool Agency Certificates.(19) In the adopting release, however, the SEC announced that it would not withdraw the no action letters because holders of Agency Certificates "receive payment streams that reflect payments on the underlying mortgages" and because a withdrawal of the no action letters would cause REITs and mortgage bankers that hold Agency MBS to be subject to the 1940 Act.(20) Accordingly, the Staff's positions with respect to Agency MBS remain intact.

(17)
Protecting Investors Study, supra n. 2, at 100-101.

(18)
Protecting Investors Study, supra n. 2, at 100-101.

(19)
Rule 3a-7 Adopting Release, 1940 Act Release No. 19105, [1992 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 85,062, at 83,511 (Nov. 19, 1992).

(20)
Id.

        The Staff also has issued a number of no-action letters regarding securities representing various kinds of interests in mortgage loans where the interests in question are not Agency Certificates. In these no-action letters, the Staff has focused on the question of whether the investment is the "functional equivalent of direct ownership in the... loans... and not "securities' for securities law purposes."(21) Unlike an analysis of the ownership of Agency Certificates, an analysis of the ownership of participations in mortgage loans or non-guaranteed mortgage-backed securities can include not only an analysis of prepayment risks, but also of credit risks. In some of these no-action letters, the companies seeking no-action relief tout the fact that the participation interests that they are purchasing evidence the entire ownership of the underlying mortgage loan,(22) but in many of these instances, the company notes in its request, or the Staff makes note of the fact that, ownership of the entire beneficial interest gives the company "the right to... direct foreclosure."(23) Indicia of "functional equivalency" invariably includes the right of the company or a wholly owned subsidiary of the company to unilaterally foreclose on the mortgage loans.(24) The focus on the right to foreclose reflects an understanding that a fundamental right that the owner of a mortgage loan holds is the right to foreclose on the loan in the event of a default, to protect the holder from losses, to the extent possible. This right is not important when one holds an Agency Certificate because the related agency absorbs all of the credit risk. Other indirect interests in mortgage loans, such as participations, partnership interests and non-guaranteed mortgage-backed securities, can be "functional equivalents" of direct ownership if the holder of the interest is subject to risk of loss and has the right to mitigate that risk through foreclosure.

(21)
NAB Asset Corp., SEC No-Action Letter (June 20, 1991).

(22)
But see Protecting Investors Study, supra n. 2 at 73, n.269 (While agency whole pool certificates are deemed to be qualifying interests, it is the position of the Division that whole pool (or partial pool) certificates issued by private issuers are not qualifying interests under section 3(c)(5)(C)(2)). There was no discussion of whether the companies in question had foreclosure rights, which is the key to classifying securities issued by private issuers as qualifying investments.

(23)
FBC Conduit Trust I, SEC No-Action Letter (October 6, 1987).

(24)
Citytrust, SEC No-Action Letter (December 19, 1990) (involving a trust that held commercial mortgage loans in the form of industrial development bonds (IDBs(2)), emphasizing the fact that the trustee will have the right unilaterally to direct the IDB trustee to foreclose the mortgage securing the IDB in the event of default.(2))

        Although many of the no-action letters that examine the unilateral right to foreclose involve companies that own all of the beneficial interests in the related mortgage-backed security,(25) some of these no-action letters involve partial interests in the pool of mortgage loans. For example, the Staff indicated that it would not recommend action against a company that counted as a qualifying interest for the 55% test its partnership interest in a partnership that owned mortgage loans, even if the company was one of as many as five partners in the partnership.(26) Key components of the analysis included the fact that the company was to be actively involved in the management of the partnership and the right of the Company or a wholly owned subsidiary to unilaterally foreclose on the mortgage loans held in the partnership in the event of a default.(27) Similarly, a trust that acquired participation interests could rely on the Section 3(c)(5)(C) exemption as long as the mortgage loans were fully secured by real estate and the trustee had "the right by itself to foreclose."(28) Thus, an interest, other than an Agency Certificate, need not be a "whole pool" interest to be classified as a qualifying investment. Instead, an interest can be considered a qualifying interest if the company controls foreclosure decisions. The Staff has declined to agree with an argument that REMIC residual interests constitute qualifying interests for the 55% test, even though the holder of that interest has the right to effect optional redemptions and to remove the indenture trustee.(29) The right to foreclose was not mentioned among the control rights of the residual holder. Thus, the key to deciding if a partial indirect interest in a mortgage loan or pool of mortgage loans is a qualifying interest, outside of the context of Agency Certificates, is whether the company can decide to foreclose on a defaulted loan underlying that interest.(30)

(25)
Salomon Brothers, Inc., SEC No-Action Letter (June 17, 1985) (At least 55% of the mortgage bonds are secured exclusively by interests in real estate and the trust for which the Section 3(c)(5)(C) exemption was being discussed had the right "as holder of the entire issue of such bonds, to direct the indenture trustee to foreclose on the real property covered by such mortgages...").

(26)
NAB Asset Corp., SEC No-Action Letter (June 20, 1991).

(27)
Id.

(28)
See Northwestern Ohio Bldg. & Constr. Trades Founds., SEC No-Action Letter (May 21, 1984).

(29)
M.D.C. Holdings, Inc., SEC No-Action Letter (May 5, 1987).

(30)
See Marion Bass Securities, Inc., SEC No-Action Letter (July 9, 1984) (The Staff declined to assure the company that it would not recommend enforcement action because "the bonds of a single issue in the Pool would constitute less than all of the outstanding bonds of that issue and the Pool would not be in a position to foreclose the mortgages securing the bonds if there should be a default...").

        Based on the foregoing, the Company intends to classify the following types of mortgage-backed securities as qualifying interests for the 55% test: (1) Whole Pool Agency MBS, and (2) mortgage-backed securities representing either the entire beneficial interest, or only a partial beneficial interest, in a pool of mortgage loans with respect to which the Company can direct foreclosure. In addition, of course, to the extent that the Company owns whole mortgage loans, either directly or through a consolidated subsidiary, the Company will classify the whole mortgage loans as qualifying assets for the 55% test. This classification would remain the same if the Company were to finance the mortgage loans, including by way of issuing CMO debt to third parties backed by the mortgage loans, as long as the Company remained the beneficial owner of the mortgage loans and the mortgage loans remained assets of the Company under GAAP.(31)

(31)
DSM Company, SEC No-Action Letter (November 5, 1986) (DSM primarily engaged in the business of owning whole mortgage loans and Whole Pool Agency Certificates and pledging them as collateral for bonds sold to third parties; the fact that the company issued the bonds did not effect the analysis of the 55% test).

        As we noted in our response to questions posed to our initial filing, in the case of Bear Stearns ARM Trust 2005-2 ("BSARM"), as an economic matter, the Company owns a large pool of mortgage loans. This transaction could have been structured so that the Company would be considered, under GAAP, to be the owner of the mortgage loans. The fact that the owner trust entered into an indenture pursuant to which debt securities were issued and then retained by the Company would be irrelevant to the conclusion that the Company owned mortgage loans, which constitute qualifying interests for purposes of the 55% test. Moreover, if it had been structured in that manner, then any subsequent sale of the debt securities to third parties would not change the fact that the Company would remain the owner of the equity in the mortgage loans, and the mortgage loans would remain assets of the Company for GAAP purposes.

        The Company, however, requested that Bear Stearns structure the BSARM transaction as a sale under FAS 140, with the owner trust structured as a qualified special purpose entity (as defined in FAS 140).

Accordingly, the mortgage loans held by the owner trust are not consolidated onto the accounting books of the Company. Instead, the Company's accounting records reflect an investment in the owner trust certificate and the related debt securities issued by the owner trust under the indenture. Despite this accounting result, the Company's economic interest in the pool of mortgage loans is the same as it would have been if the mortgage loans were shown as assets on its books. Because the Company holds 100% of the economic interests in BSARM, including the owner trust certificate and all of the debt, the Company could have argued that its investment in BSARM should be classified as a qualifying investment even if it did not negotiate with the related servicer to approve its foreclosure decisions. One might argue that the owner of 100% of the beneficial interests in a securitization has the right to direct foreclosure in that the servicer is beholden, ultimately, to no one but the beneficial owners of the mortgage loans.

        To ensure, however, that its ownership of the BSARM securities was the "functional equivalent" of owning the underlying mortgage loans, the Company negotiated for the right to foreclose on mortgage loans in the BSARM transaction. Obtaining these rights also gives the Company the flexibility in the future to sell one or more classes of the debt securities that it currently holds, although it has no intention to do so at this time. The securitization agreements provide that the foreclosure rights belong to the Company as long as it holds a majority of the owner trust certificate. If the Company were to sell some or all of the BSARM debt securities to third parties, then the Company nevertheless would retain the owner trust certificate and the accompanying right to foreclose on the underlying mortgage loans that become defaulted. Thus, even though the Company would own a partial interest in the underlying mortgage loans, it would retain the key components that would make its ownership the "functional equivalent" of owning the mortgage loans directly, subject to the debt securities held by third parties.

        Similarly, if the Company sold a percentage of the owner trust certificate to a third party, retaining a majority of the certificate and thus the right to make foreclosure decisions unilaterally (that is, without the consent of the holder of the minority interest in the owner trust certificate), then it would still have the "functional equivalent" of owning the mortgage loans directly. If, however, it transferred the right to foreclose on the mortgage loans to a third party, then it would need to classify any remaining interests it held not as qualifying interests for the 55% test, but rather as real estate related assets under the 25% test. Please note that the Company has no current intention to sell any of the BSARM securities, and if it does decide to sell any such securities, it would be most likely to sell a portion of the debt securities, not any portion of the owner trust certificate.(32) Nevertheless, based on your questions from last week, I thought you would like to hear our analysis of what flexibility there might be in this structure to sell portions of the securities without changing the classification of the retained securities as qualifying assets for the 55% test.

(32)
Because of tax constraints, the Company is prohibited under the BSARM securitization documents from selling any portion of the owner trust certificate or any debt security with respect to which there was no will be debt(2) opinion for tax purposes to any entity other than another real estate investment trust.

        As you know, another of the Company's investments that it considers a qualifying interest for purposes of the 55% test is its investment in the Structured Asset Mortgage Investments II 2004-AR8 ("SAMI") transaction. the Company purchased approximately 47%, by principal balance, of the SAMI mortgage-backed securities, including all of the subordinated securities. In addition, the Company negotiated and obtained the right to direct foreclosure with respect to any defaulted loans in the related mortgage pool. No other party must consent to the Company's decision to foreclose on a defaulted loan.

        You inquired during our telephone conversation whether it would be more appropriate to classify only the SAMI Class B-6 security, the first loss security, as a qualifying interest for the 55% test, and to classify the remaining classes as merely real estate-related assets for the 25% test under Section 3(c)(5)(C). Alternatively, you inquired whether it would be appropriate to classify only the non-investment grade classes as qualifying interests, on the theory that the investment grade classes are less likely to be subjected to losses.

        We believe that it is more appropriate for the Company to classify all of its interest in the SAMI securitization as qualifying investments for the 55% test because the investments, collectively, are coupled with the right of the Company, unilaterally, to foreclose upon any mortgage loan in the underlying pool of mortgage loans. All of the Company's interests represent interests in the same pool of mortgage loans, with respect to which the Company holds these unilateral foreclosure rights. Accordingly, the Company's entire interest in the pool of mortgage loans is "functionally equivalent" to owning the underlying mortgage loans.

It is true that approximately 53% of the interests in the mortgage loans were sold to third parties. We note that all of the interests sold to third parties were rated AAA by the rating agencies.(33) For this reason, the Company views its investment as functionally equivalent to purchasing whole loans and issuing AAA debt securities to third parties backed by those loans, retaining the equity in the loans, the risk of loss in the loans, and the right to protect itself from that risk by directing foreclosure.

(33)
These senior securities include the non-economic REMIC residual class, which is created solely for tax purposes. It is not expected to receive more than a nominal amount of cash.

        Classifying the Company's investments in the SAMI subordinate securities, other than Class B-6, as something other than qualifying investments for purposes of the 55% test would be a particularly strange result because the securitization documents provide that if the Class B-6 securities are retired, then the foreclosure rights will belong to the Company as the majority holder of Class B-5, and so on, for each class of subordinated securities. The Company owns 100% of each class of subordinate securities, which are designated, from most subordinate to most senior, Class B-6, B-5, B-4, B-3, B-2, B-1 and M. Accordingly, the Company's foreclosure rights, which belong to it as the holder of a majority of the most subordinate class outstanding at any time, protect its investment in all of these classes.

        You inquired whether investment grade securities should be treated differently from non-investment grade securities, asking whether the investment experience is "just different" when one purchases an investment grade security. In the SAMI structure, only the Class B-4, Class B-5 and Class B-6 securities are non-investment grade. The remaining securities are investment grade, but it is difficult to say how Class B-3 is different from Class B-4, except that Class B-3 is less likely to absorb losses on the mortgage loans, but the same can be said for Class B-4 when it is compared to Class B-5. The Company owns one class of SAMI securities that is rated AAA and thus is not expected to suffer any credit losses. Without more facts, one might be tempted to say that it is not a qualified investment. It is important to remember, however, that the class is rated AAA only because of the protection afforded by other classes owned by the Company. In other words, the rating reflects the rating agency's belief that losses on the loans will not, in the worst case, exceed a level equal to the balance of the subordinate classes. Of course, this prediction would be no different if the mortgage loan pool had never been securitized. The Company's interest in the AAA securities must be considered in light of its overall investment in the transaction, and in that light, the entire investment should be classified as a qualifying investment for purpose of the 55% test.

        In this analysis, it is important to note that, if desired, the Company could have purchased all of its interests in the SAMI securitization in the form of a single certificate coupled with foreclosure rights. If it had done so, the question of whether part of the investment should be treated as a qualifying investment would not have arisen. To avail ourselves of more favorable financing terms, the Company requested that SAMI divide its interests into seven separate classes, each with a separate credit rating. In our view this does not change the fact that the Company is at risk of loss on the underlying mortgage loans to the full extent of its investment in all of the classes it purchased, and that it has obtained foreclosure rights to enable the Company to control the variables that increase the severity of losses that it might suffer.

        Another way to analyze these questions is to recognize that if the Company's investment of approximately $2.9 million in a Class B-6 security, coupled with foreclosure rights, is the "functional equivalent" of owning the underlying mortgage loans, then it is logical to conclude that an additional investment of over $450 million in the same mortgage loans puts more of the Company's money at risk with respect to the same mortgage loans—thus, the entire investment should be treated as a qualifying investment.

        Based on this analysis, the Company plans to treat its entire investment in the BSARM and the SAMI transactions as qualifying investments for the 55% test. Investments it makes in the future in mortgage-backed securities coupled with foreclosure rights also will be treated as qualifying investments. As noted in our previous response, the Company also owns whole mortgage loans, which constitute qualifying investments. The Company also owns other real estate-related assets, which are not treated as qualifying investments for the 55% test.

        It is the Company's intention to invest in assets in such a way so that, at least a year after the date of its formation, 55% of its assets, on a consolidated basis, will constitute qualifying investments, and at least another 25% of its assets will be real estate-related assets. The Staff has taken the view that a company may rely on Section 3(c)(5)(C) even if it temporarily does not satisfy the 55% test and the 25% test if the company intends to invest in appropriate assets as soon as possible, and in any event within one year.(34)

(34)
See Medidentic Mortgage Investors, SEC No-Action Letter (May 23, 1984).

*    *    *    *    *    *

        Based on the foregoing analysis, in our opinion the Company is excepted from registration and regulation as an investment company under the 1940 Act by Section 3(c)(5)(C). Because the Company anticipates beginning the road show for the public offering of its securities on or around June 9th, if the Staff disagrees with our views we respectfully request the opportunity to meet with you this week at your offices to discuss the matter further. Please telephone me at 804-788-7388 if you have any questions or comments.

                        Sincerely,

                        /S/ AMY MCDANIEL WILLIAMS

                        Amy McDaniel Williams

cc:	Barbara McKee, Esq. Andrew Sossen, Esq. KKR Financial Corp.

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June 13, 2005